EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Six Months Ended June 30,		Year Ended December 31,
	2009		2008		2007		2006		2005		2004
EARNINGS (1)
Pre-tax income from continuing operations before noncontrolling interest and income from equity investees	$339		$430		$350		$278		$216		$130
add: Fixed charges	133		264		233		149		92		55
Distributed income of equity investees	5		10		2		1		1		—
Amortization of capitalized interest	1		1		—		—		—		—
less: Capitalized interest	(5)		(17)		(14)		(6)		(2)		(1)
Total Earnings	$473		$688		$571		$422		$307		$184

FIXED CHARGES (1)
Interest expensed and capitalized (2)	$116		$233		$220		$141		$85		$49
Amortization of debt expense	3		4		3		3		3		3
Portion of rent expense related to interest (33.33%)	14		27		10		5		4		3
Total Fixed Charges	$133		$264		$233		$149		$92		$55

RATIO OF EARNINGS TO FIXED CHARGES (3)	3.55	x	2.60	x	2.45	x	2.83	x	3.34	x	3.37	x

(1)            For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest.  “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on operating leases deemed to be the equivalent of interest.

(2)            Includes interest costs of $5 million attributable to borrowings for inventory stored in a contango market for the six months ended June 30, 2009 and $21 million, $44 million, $49 million, $24 million and $2 million for each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

(3)            Ratios may not recalculate due to rounding.